UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2014

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

Methanex Corporation

1800 - 200 Burrard St.

Vancouver, British Columbia

Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

www.methanex.com

FOR IMMEDIATE RELEASE

September 18, 2014

METHANEX ADOPTS ADVANCE NOTICE BY-LAW

VANCOUVER, BRITISH COLUMBIA—(Marketwired – September 18, 2014)—Methanex Corporation (the “Company”) (TSX:MX) (NASDAQ:MEOH) announced today that its Board of Directors has approved the adoption of By-law No. 4. By-law No. 4 is a consolidation of By-laws Nos. 1, 2 and 3 and, in addition to certain amendments to the Company’s existing by-laws, includes the adoption of an advance notice by-law (the “Advance Notice By-Law”). By-laws Nos. 1, 2 and 3 have been repealed.

The Advance Notice By-law establishes a framework for advance notice of nominations of directors by shareholders of the Company. Among other things, the Advance Notice By-law fixes a deadline by which shareholders must submit a notice of director nomination to the Company prior to any annual or special meeting of shareholders at which directors are to be elected. The Advance Notice By-law also sets forth the information that a shareholder must include in the notice for it to be valid.

The Advance Notice By-law is similar to the advance notice by-laws adopted by many other Canadian public companies. The purpose of the Advance Notice By-law is to ensure that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. In addition, the Advance Notice By-law is intended to provide a reasonable framework for shareholders to nominate directors and should assist in facilitating an orderly and efficient meeting process.

In the case of an annual meeting of shareholders, notice to the Company must be given not less than 30 and no more than 65 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting is made, notice may be given not later than the close of business on the 10th day following the notice date.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of the meeting is made.

In addition to adopting the Advance Notice By-law, the Board of Directors of the Company has also adopted certain amendments to the Company’s existing by-laws. The principal purpose of these amendments is to ensure that the Company’s by-laws remain consistent with evolving corporate governance practices and the published guidelines of major proxy advisory firms. These amendments include increasing the quorum requirements for a directors’ meeting to a majority of directors, and removing the casting vote previously granted to the chairman of directors’ meetings. For shareholder meetings of the Company, the quorum has been increased to two or more persons holding or representing at least 25 per cent of the eligible vote, respectively.

By-law No. 4 is effective immediately. As required by the CBCA, shareholders of the Company will be asked to ratify and confirm the adoption of By-Law No. 4 at the next meeting of shareholders. The full text of By-law No. 4 has been filed under the Company’s profile at www.sedar.com.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600 or Toll Free: 1 800 661 8851

Website: www.methanex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: September 18, 2014	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal Assistant General Counsel & Corporate Secretary